UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended May 31, 2010

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:     0-50630

PowerNova Technologies Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

207 West Hastings, Suite 1010, Vancouver, B.C. Canada V6B 1H7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:              .None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.           44,754,043

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐     No   ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒   No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐                           Accelerated filer   ☐                                    Non-accelerated filer   ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No  ☒

PowerNova Technologies Corporation

FORM 20-F ANNUAL REPORT

INTRODUCTION

PowerNova Technologies Corporation (“PowerNova”) was incorporated under the Business Corporation Act (British Columbia) by articles of incorporation dated October 6, 1986, under the name of Aqua 1 Beverage Company Inc. (“Aqua”). The Company is a result of an acquisition of the intellectual property rights to a hydrogen production technology (the “Process”) owned by Dr. A. Koridze and Mr. B. Oralbekov.  In this Annual Report, prior to September 11, 2003 (the date of the Change of Name Certificate issued by the Registrar of Companies, Province of British Columbia, Canada certifying that Aqua changed its name to PowerNova on September 11, 2003), the "Company", “Company”, "we", “our" and "us" refers to Aqua (unless the context otherwise requires) and on and after this date refers to PowerNova.  We have prepared this Annual Report on the basis of information that we have or that we have obtained from sources we believe to be reliable.  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate office is located at 1010 - 207 West Hastings, Vancouver, British Columbia V6B IH7. Our telephone number is 604-734-7488.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$").  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in Item #4, "Information on the Company" and Item #5, "Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3.D. "Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following information is derived from the financial statements of the Company, which have been prepared in accordance with generally accepted accounting principles in Canada.   The selected financial data of the Company for the years ended May 31, 2010, May 31, 2009, May 31, 2008, May 31, 2007 and May 31, 2006, was derived from the financial statements of the Company which have been audited by James Stafford, Chartered Accountants, independent auditors.

	Fiscal Year Ended May 31, 2010	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 31, 2008	Fiscal Year Ended May 31, 2007	Fiscal Year Ended May 31, 2006
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss)	($60,689)	($59,365)	($56,066)	($41,053)	($210,848)
Income (Loss)/Share	($0.001)	($0.001)	($0.001)	($0.01)	($0.01)
Dividends /Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. # Shares	44,031,375	40,965,175	40,965,175	40,965,175	40,965,175
Period-end # Shares	44,754,043	40,965,175	40,965,175	40,965,175	40,965,175
Working Capital Deficiency	($375,160)	($408,594)	($396,095)	($945,879)	($929,143)
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$5,719,090	$5,591,315	$5,591,315	$5,591,315	$5,591,315
Shareholders’ Deficit	($374,712)	($408,023)	($395,364)	($944,913)	($927,860)
Total Assets	$3,945	$1,446	$2,572	$1,535	$1,583

Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding six months and the most recent interim periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Canadian Dollar/U.S. Dollar

	Average	High	Low	Close
	$	$	$	$
Year Ended May 31, 2010	1.0634	1.1649	0.9960	1.0497
Year Ended May 31, 2009	1.2157	1.2995	1.0957	1.0957
Year Ended May 31, 2008	1.0112	1.0754	0.9168	0.9938
Year Ended May 31, 2007	1.1313	1.1852	1.0701	1.0701
Year Ended May 31, 2006	1.1654	1.2578	1.0989	1.1027

Three Months Ended August 31, 2010	1.0400	1.1640	1.0154	1.0640
Three Months Ended May 31, 2010	1.0223	1.0776	0.9960	1.0520
Three Months Ended February 28, 2010	1.0517	1.0736	1.0260	1.0713
Three Months Ended November 30, 2009	1.0654	1.1028	1.0289	1.0570
Three Months Ended August 31, 2009	1.1127	1.1649	1.0650	1.0967

October 2010	1.0150	1.0321	1.0028	1.0199
September 2010	1.0330	1.0520	1.0219	1.0293
August 2010	1.0403	1.0640	1.0154	1.0640
July 2010	1.0422	1.0647	1.0281	1.0293
June 2010	1.0376	1.0606	1.0197	1.0606
May 2010	1.0403	1.0776	1.0134	1.0497

The Exchange Rate as of November 19, 2010 was $1.0206

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons For The Offer And Use Of Proceeds

Not applicable.

D.

Risk Factors

There is no Assurance of Successful Development by PowerNova of its hydrogen production technology (“the Process”) and Unsuccessful Development Would Cause the Company to Abandon the Project.

PowerNova’s Process, which is a catalyst used in the generation of hydrogen from hydrocarbons, is currently in the research and development stage which is the riskiest stage for any company involved in research and development. It is not possible to predict whether the Process will prove to be successful. There can be no assurance that the research and development program conducted by the Company will result in a commercially viable Process and in the event that any technology results from the research and development program, it is unlikely that it will be commercially available for a number of years, if ever. To achieve profitable operations, the Company must successfully develop, introduce and market the Process. To obtain regulatory approvals for the Process being developed and to achieve commercial success, trials must demonstrate that the Process is viable. Unsatisfactory trial results could cause the Company to abandon the project.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect PowerNova’s Stockholders.

PowerNova’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control PowerNova’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of PowerNova, which in turn could materially adversely affect the market price of the Company’s stock. Senior management, directors and greater than 5% shareholders control 53.35% of the shares on a fully diluted basis.

Dilution Through Employee/Director/Consultant Options can Adversely Affect the Input of Shareholders of PowerNova.

Because the success of PowerNova is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. The Company currently does not have a stock option plan, but there is no assurance that a stock option plan will not be presented in the future.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules and this Could Adversely Affect the Ability of Our Shareholders in Their Attempts to Purchase or Sell Stock.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors in the Company May Not Be Able to Enforce Their Civil Liabilities Against Our Company or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against PowerNova.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Securities Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private Company”, PowerNova is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders also results in shareholders having less data.

There is Currently No Trading Market for the Company’s Shares.

There is no market for the Company’s shares as the Company’s shares are not listed on any stock exchange.

PowerNova Has No Positive Cash Flow and No Recent History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders.

PowerNova has no commercial production and the Company has no history of recent earnings or positive cash flow from operations. The cumulative loss to August 31, 2010, since the Company's inception of the development stage is ($2,413,628). The Company does not know if it will ever generate material revenue from operations or if it will ever achieve self-sustaining commercial operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

PowerNova is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources may be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its CEO, Mr. Stuart Lew; its Vice-President, Dr. Avtandil Koridze; and, its CFO, Mr. Chris Tay.  Key person life insurance is not in place on any of these individuals.

Uncertainty as to Development of Mass Market for Hydrogen Energy and If a Market Does Not Develop PowerNova Would Never Achieve Profitability.

A mass market may never develop for hydrogen fuel, or may develop more slowly than the Company anticipates. The development of a mass market for the Process may be affected by many factors, some of which are out of the Company control, including: (i) the emergence of new or more competitive technologies and products; (ii) the future cost of fuel cell systems; (iii) regulatory requirements; and (iv) consumer acceptance. If a mass market fails to develop or develops more slowly than the Company anticipates, the Company may be unable to recover the losses incurred in the development of its processes and the Company may never achieve profitability.

If Oil Companies Do Not Provide the Infrastructure Required by PowerNova’s Process, the Company May Not be Able to Effectively Sell Its Product and This Would Result in the Company Having to Cease Operations.

PowerNova’s proposed Process may require specially formulated gasoline. This gasoline may have to be provided via separate fuel pumps at gas stations. Although this gasoline may cost less per liter (because of the lack of additives required for more efficient combustion), and gives both customers and oil companies an extra incentive to include this fuel in their breadth of products, it may be entirely dependant on oil and gas companies to provide the infrastructure, in terms of equipment and distribution, to dispense this specially formulated gasoline. If this infrastructure is not provided, PowerNova could be forced to cease operations.

Competition from Larger and Better Financed Entities Could Force PowerNova to Cease Operations.

New developments in technology may negatively affect PowerNova’s product development or sale and make it uncompetitive or obsolete. Other companies, many of which have substantially greater resources than PowerNova, are currently engaged in the development of technologies that may be competitive with the Company’s hydrogen production technology. Some of these competitor companies may be potential customers of PowerNova’s technology. There are corporations, national laboratories and universities in the United States, Canada, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of them. Each of these competitors has the potential to capture market share in various markets, which would have a material adverse effect on the Company's position and financial resources. Depending on the status of a competitor’s hydrogen production technology in relation to the benefits and drawbacks of PowerNova’s technology, some potential customers may or may not be interested in purchasing PowerNova’s technology.

The Legal System in Russia and Georgia and the Economic and Political Instability in These Countries Could Adversely Affect the Company’s Ability to Complete the Research and Development Associated with the Process.

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia. Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

Russia and Georgia have been undergoing a rapid and uneven transition to a market-oriented economy and in prior years have experienced high inflation and rapid currency devaluation. There is no certainty that economic measures undertaken by these governments will successfully improve economic conditions or that the transition to a market-oriented economy will be accomplished. Adverse economic conditions in Russia and Georgia could have a material effect on the completion of our research and development program.

Changes in the political environment may adversely affect our research and development program. Because of political instability in Russia and Georgia, there is significant potential for social, political, economic, legal, and fiscal instability. These risks include, among other things: local currency devaluation, civil disturbances, terrorism or armed conflict, exchange controls or the availability of hard currency, changes with respect to taxes and royalty rates.

The recent armed conflict between Russia and Georgia raises additional risks to the Company in that even though relations have now been normalized between Russia and Georgia if armed conflict were to break out again between Russia and Georgia the progress of the research and development in one or both countries would be retarded or even halted completely until resolution of the conflict.

Rapid Future Technical Change Could Force the Company to Cease Operations.

PowerNova may potentially be involved in a rapidly changing industry.  There can be no assurances that the Company can maintain a technical lead, if any, over the competition or that competitors will not develop a better or more cost effective hydrogen production process than that which may be offered by the Company.

We Are Dependent on Intellectual Property Rights and If We Cannot Protect these Rights We Could Lose the Right to Use the Technology.

On June 25, 2005, patent number 6,909,009 B2 was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze who then assigned the patent to the Company. Although the Company owns the patent for the Process if the Company should fail in the future to protect the patent it could result in the loss of exclusivity or the right to use the patent. We cannot assure investors that: (i) any of our future patents will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.  In addition, we could incur substantial costs in defending our intellectual property and filing suits against others for infringement of our intellectual property, in filing suits against others seeking to have our intellectual property declared invalid, and defending ourselves in lawsuits brought against us on claims that our intellectual property infringes upon the existing rights of others.  If we become involved in such litigation, it could consume a substantial portion of our resources.  If the outcome of any such litigation were to be adverse, our business could be materially affected in a negative way.

We will also seek to protect our proprietary intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, investors’ rights agreements with our strategic partners and employees.

We cannot assure potential investors that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable. The failure to obtain a license from a third party for intellectual property PowerNova uses at present could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes requiring the use of such intellectual property.

If the Production of Hydrogen is Not Handled in a Manner that Prohibits Combustion, the Company Could Experience Significant Damage to Facilities.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. Consequently, the following precautions must be adhered to:

•

Hydrogen should not be mixed with air.

•

Contact of hydrogen with potential ignition sources should be prevented.

•

Purging of hydrogen systems should be performed with an inert gas such as nitrogen.

•

Venting of hydrogen should be done according to standards and regulation.

Because the hydrogen flame is invisible, special flame detectors are required.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Introduction

a)

The Company’s executive office is located at:

#1010 – 207 West Hastings Street, Vancouver, B.C. CANADA V6B 1H7

Telephone: (604) 734-7488

Facsimile: (604) 734-7484

E-Mail: stuartlew@powernova.com

Website: www.powernova.com

b)

The contact person is Stuart Lew, Chief Executive Officer.

c)

The Company's fiscal year end is May 31st.

d)

The Company has an authorized share capital of an unlimited number of common shares without par value.  At May 31, 2010, the end of the Company's most recent fiscal year for which audited financial statements are available; there were 44,754,043 common shares issued and outstanding. As of November 29, 2010, there were 48,314,780 common shares issued and outstanding.

History and Development

a)

October 6, 1986, the Company was incorporated in British Columbia, under the name of Aqua 1 Beverage Company Inc. On October 23, 2001 the shareholders of Aqua 1 approved a special resolution to change the name of the Company to PowerNova Technologies Corporation. On September 11, 2003, the name of the Company was officially changed from Aqua 1 Beverage Company Inc. to PowerNova Technologies Corporation.

b)

From October 6, 1986 until 1999, the Company was engaged in the manufacture and distribution of beverage products. In 1999, management felt that market conditions in the beverage industry limited the potential and the profitability of the Company. As a result, the Company’s management made the decision to evaluate opportunities to diversify or change the Company’s business.

c)

In January/February 2000, it came to the attention of the Company through an advertisement in Sustainablebusiness.com (a website) of an inventor of a hydrogen production technology seeking funding for his research and development program. Dr. Avtandil A. Koridze, the current Vice President and a current Director of PowerNova and Head of the Laboratory of Organometallic Cluster Chemistry at the Institute of Organometallic

Compounds of the Russian Academy of Sciences, Moscow had discovered, in 1997, a method of hydrogen production with no emission of carbon dioxide (the “Process”). We responded to the advertisement by email in February 2000 and began negotiations to fund the research and development of the Process.

d)

Prior to February 2000 due to a lack of government funding for the Process, Mr. Bakytzhan Oralbekov, the current President of PowerNova, who was acquainted with Dr. Koridze’s work through previous dealings, had been funding Dr. Koridze’s research and development work on the Process. The funding was carried out through Riaks Ltd. (“Riaks”), a private Russian company beneficially owned by Mr. Oralbekov. Thereafter, Mr. Oralbekov and Dr. Koridze agreed to work together with the goal of completing the necessary research and development work and ultimately commercializing the Process.

e)

The research was performed in two laboratories both under the supervision of Dr. Koridze; one of the laboratories was at the Russian Academy of Sciences, Moscow and the other was at the State University of Tbilisi in Tbilisi, Georgia. The scientists at both laboratories have worked on the development of the Process under the direction of Dr. Koridze based on a new type of catalyst that allows for rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. The synthesis of the catalyst formulation is expected to provide the highly active and selective catalyst required for commercial production of hydrogen. Dr. Koridze and his scientists have continued to work on the Process up to the date of this Form 20-F.

f)

March 8, 2001, Dr. Koridze and Mr. Oralbekov made an assignment of all their intellectual property rights in the Process to Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Koridze and Mr. Oralbekov. On this same date, an application was made, in the name of Dr. Koridze as inventor, to the United States Patent and Trademark Office for a patent on the Process. All fees, including patent processing fees and legal fees, were paid for by the Company for the patent application.

g)

October 30, 2003, the Company acquired all of the shares of HPTC. The acquisition is summarized as follows: The Company agreed to acquire all of the shares of HPTC from Dr. Koridze and Mr. Oralbekov. Under an agreement dated November 1, 2002, the original consideration for the acquisition was 17,950,000 common shares of PowerNova. On April 25, 2003, the parties agreed to amend the agreement by increasing the common share consideration to Dr. Koridze and Mr. Oralbekov to an aggregate 20,000,000 common shares of PowerNova. In addition to issuing the common shares, the Company agreed to issue to Dr. Koridze and Mr. Oralbekov a further 9,000,000 common shares upon the Company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process provided such revenues are achieved with ten years of completion of the acquisition. This incentive bonus expires on October 30, 2013. The reason for the increase in the number of common shares was that the parties jointly agreed that the intellectual property rights to the Process were worth 40% of the then issued and outstanding share capital of the Company. The acquisition was effected through a Share Exchange Agreement dated June 25, 2003.

h)

On November 21, 2003 the Alberta Securities Commission issued a cease trade order against the Company for failure to file audited financial statements for the year ended May 31, 2003.  The cease trade order was revoked by the Alberta Securities Commission on May 25, 2009 after the Company filed its audited financial statements for the years ended May 31, 2004 through May 31, 2008.

i)

On October 26, 2004 the British Columbia Securities Commission issued a cease trade order against the Company for failure to file its audited financial statements for the year 3nded May 31, 2004.  The cease trade order was revoked by the British Columbia Securities Commission on May 22, 2009 after the Company filed its audited financial statements for the years ended May 31, 2004 through May 31, 2008.

j)

June 25, 2005, patent number 6,909,009 B2 was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze.

k)

October 21, 2005, Dr. Koridze, in consideration of the sum of One Dollar ($1.00) made a further assignment to the Company of all of his rights to United States patent number 6,909,009 B2.

l)

November 5, 2005 HPTC, in consideration of the sum of One Dollar ($1.00) assigned all of its rights to United States patent number 6,909,009 B2 to the Company.

m)

Aqua 1 Beverage Company, Inc. Common Shares were listed on the TSX Venture Exchange under the symbol “AQB” until June 20, 2003. Aqua 1 Beverage Company, Inc.’s shares were delisted from the TSX Venture Exchange on June 20, 2003 for failure to pay the Exchange’s sustaining fees. The Board of Directors of Aqua 1 Beverage Company, Inc. elected not to pay the sustaining fees, as they preferred to obtain a listing on the NASD OTC:BB.

n)

We recently submitted our application for listing and trading of our securities on the Canadian National Stock Exchange (the “CNSX”).  On September 15, 2010, we were notified by the CNSX that we were conditionally approved for listing on the CNSX.  Our listing is subject to the completion of a private placement of securities to raise sufficient funds to meet a minimum working capital requirement of $100,000.  We are proposing to complete a non-brokered private placement on terms to yet be determined.

Industry Overview

Like the fuels we use today, there are hazards associated with hydrogen's handling and use. For decades though, industry has demonstrated that hydrogen can be used safely in a wide variety of applications and conditions by employing proper safety controls. Safety considerations associated with handling hydrogen include fire, explosion, and asphyxiation.

The self-ignition temperature of hydrogen is 550 degrees Celsius. Like any fuel, the safe handling of hydrogen requires that the three necessary conditions for combustion be prevented. The wide flammability ranges of hydrogen imply that a mixture of hydrogen and air might ignite more easily than other fuels. The risks and precautions associated with the handling of hydrogen are outlined in Item 3.D.

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195) Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to. In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4). This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market. (Source: Transition to a Hydrogen Based Energy System: The Next Ten Years)

Management believes that hydrogen powered fuel cells could be utilized in the future. However, hydrogen gas is expensive to produce and is not widely available. Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

PowerNova’s approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by PowerNova (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, management expects that PowerNova’s solution may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle. The Company’s solution is the Process invented by Dr. Koridze and patented under United States issued patent number 6,909,009 B2 titled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds”. In particular it is the Company’s goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

a)

hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

b)

hydrogen production from hydrocarbons such as gasoline;

c)

hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

Management anticipates that upon completion of the Company’s research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is management’s belief that PowerNova’s Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

Hydrogen (H) does not exist by itself on earth; it is combined with other elements such as oxygen (H2O or water) or carbon such as methane (CH4) or petroleum. Hydrogen is classified as a secondary source of energy, or an energy carrier that can be used to store, move and deliver energy in a practical way. It has many applications and can be used for transportation, heating and power generation, making it a versatile form of energy carrier. Moreover, it has the highest energy content per unit of weight (52,000 British Thermal Units per pound) of any known fuel, which makes it an extremely efficient source of energy. (Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

A fuel cell relies on chemistry, not combustion, to produce power. Inside the fuel cell, hydrogen passes over one electrode and oxygen passes over the other; a process that generates electricity, water and heat. Fuel cells can power cars, heat homes, light cities, and provide electricity to laptop computers and cell phones. Source: Hydrogen Energy Fact Sheet, National Energy Education Development Project, Reston, VA 20195)

Currently, in the transportation industry, automakers have two main fuel choice options which utilize hydrogen: either produce the hydrogen on the ground and then store it on board the vehicle (the direct hydrogen option) or produce the hydrogen on the vehicle by means of a tiny on board hydrogen plant (the on board fuel processor option). Each option can produce hydrogen from natural gas, methanol, ethanol, gasoline, or diesel. (Source: Realizing a Hydrogen Energy Future, Hydrogen Technical Advisory Panel, United States Department of Energy, National Renewable Energy Laboratory, Washington D.C.)

In order for hydrogen to be adopted as a power source there are various technical challenges that must be addressed. These challenges include high temperature conversion, emissions, cost and efficiency. There are particular challenges facing its use in transportation applications including safety concerns, size and storage constraints and infrastructure requirements. PowerNova’s Process may be an efficient and high speed chemical reaction which may deliver hydrogen on demand.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations. It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC). When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state. This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles. The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges. Also, safety is a critical issue as hydrogen is highly volatile. “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues. It should be recalled that storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F. Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling. This makes this option impractical due to efficiency and distribution issues. Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  Management believes that PowerNova’s Process may produce hydrogen on demand such that refueling is not an issue to the consumer. Because PowerNova’s Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for PowerNova’s Process. Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems. Management believes that on-board fuel processing is the practical alternative. A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

Hydrogen, however, will need to be produced on demand in a dynamic process which is, currently, not viable. Management believes that the Process may generate hydrogen at a price that may be competitive with existing fuels and therefore commercially viable. A concern is that on-board processing does not usually have the long-term societal benefits of direct hydrogen, as it is not typically a zero emissions process.

The Company’s process is not commercially viable at this time. We intend to continue research and development and our goal is to have the Process include the following benefits:

a)

High temperature conversion: If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C which is significantly lower than current industry standards.

b)

Emissions: If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins. Therefore, there will be no greenhouse gas emissions using the Process.

c)

Cost: If and when the Process is proven to be commercially viable, the cost savings would include the following:

i)

lower energy input to produce hydrogen;

ii)

use of existing infrastructure for refueling motor vehicles;

iii)

on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

d)

Efficiency: If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

The Market

Marketing efforts will not begin until the technology is ready to be licensed.

It is anticipated by the Company's Management that the Process may be suitable for the production of hydrogen for various applications. These applications include the production of hydrogen to power fuel cells in transportation, stationary and portable, as well as the production of hydrogen and alpha-olefins for industrial and chemical uses.

Vehicles powered by fuel cells are an alternative to those powered by internal combustion engines. Fuel cells are more efficient and less polluting than internal combustion engines in part because they use hydrogen as a fuel. The high efficiency, very low (or zero) emissions, and other favorable characteristics of fuel cells (such as fuel flexibility, low noise and vibration) create significant market opportunities for fuel cells over the entire range of transportation applications.

Transportation Markets:

The transportation market can be divided into Light Duty Vehicles (LDV), Heavy Duty Vehicles (HDV) and buses. According to a report by the Canadian investment dealer Goepel McDermid in August of 2000, there were 37 million LDVs sold globally every year representing an annual market of approximately US$800 billion. Goepel McDermid research also conducted analysis of the DMP (Discounted Market Potential) for various fuel cell adoption scenarios over the 20-year period from 2001-2020. The uncertainty relates to the adoption rate, which can be influenced by a wide number of factors including legislation, oil prices and the development of new technologies, as well as the elimination of constraints.

Target Market	Adoption Scenario (U.S. $ billion)
	Slow	Base	Fast
Light duty vehicles	300-350	350-400	400-450
Heavy duty vehicles	100-15	150-200	200-250
Buses	7-9	9-10	10-12

PowerNova’s technology may address the needs of the transportation industry, particularly the needs of fuel cell powered LDVs. The market potential for the Process is closely correlated to the adoption and penetration of fuel cells and their requirement for hydrogen delivery systems.

Stationary Markets

Similar to the transportation markets, the stationary markets have been marked by several trends that have paved the way for the hydrogen economy. These trends include increasing demand, demand for uninterrupted power, deregulation and higher environmental standards.

There is also an increasing demand for clean and uninterrupted “premium” power.  This market is ideally served by micropower stations as this virtually eliminates the fluctuations in power that has plagued centralized generating stations. Consumers in this sector include data centers, Internet service providers, chip fabricators, and stock exchanges.

The generation of power supplied by large power plants with capacity greater than 50MW has probably peaked, as there is a worldwide trend toward the smaller micro-generating stations. These stations are increasingly incorporating hydrogen-powered fuel cells to generate power. By 2010, it is estimated that 16 GW of capacity will be from such plants.

Goepel McDermid research has also conducted analysis of the DMP for various adoption scenarios of demand for energy generated from new energy technology products over the 20 year period from 2001 to 2020.

Target Market	Adoption Scenario (U.S.$ billion)
	Slow	Base	Fast
Residential	50-70	70-90	100-130
Commercial/ Industrial	90-120	135-155	155-190

Industrial Markets

PowerNova’s Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing. Linear alkanes are byproducts from both these processes, but because of their low value they are simply used as a fuel.  However, with the Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers. In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes. The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Marketing Plans and Strategies

The Company plans to generate revenues from licensing, and through royalties from manufacturers and energy companies utilizing the Process. The Company has no current plans to manufacture products or equipment that can utilize the Process. The Company intends to focus on its core competencies in the research and development of hydrogen production technology. However, the Company will continue to monitor and assess all opportunities to maximize the value of its technology. These paths may include alliances, strategic partnerships, merger or acquisition of or with established energy companies, catalyst manufacturers or automobile/transportation companies.  Due to management’s strategy to license the PowerNova Process, funding to engage in this strategy are minimal.

Given the nature of the Company’s technical advancements and the potential applications, it may be necessary to enter into licensing arrangements, strategic alliances and joint ventures that may strengthen its position and allow it to influence the adoption of the production process in order to maximize long-term profitability.

The market for the Process can be divided into stationary, transportation, portable and the chemical industry. The immediate market may be the stationary, chemical and the transportation sectors. In the stationary industry, the focus will be on, first, distributed generation, then centralized power plants as well as appliances. Remote and premium power users will be targeted first. Potential alliances may include various utility companies, power plants and appliance companies.

In the transportation industry, auto manufacturers with fuel cell programs require hydrogen for fuel. Fuel cell companies also need an economical source or hydrogen. PowerNova’s Process may be marketed to these companies as well as oil and gas companies because the Process may use hydrocarbons as a source of hydrogen.

In the chemical industry, the production of a number of fundamental chemicals such as alpha-olefins and hydrogen may be areas of the Process’ potential implementation. Alpha-olefins are used in the manufacture of polymers, paints, adhesives and detergents.  Two major factors may lead to the adoption of the technology in the chemical sector: economic effectiveness of the Process and its nonpolluting nature.

The Company plans to use a variety of marketing strategies to promote awareness of its hydrogen production process. Marketing and promotional efforts will focus on furthering understanding of the Process and its potential applications.

Marketing efforts will include:

a)

Branding and positioning: developing corporate identity, visual identity, positioning and developing necessary marketing tools.

b)

Increasing awareness of the Company and its production process by:

•

participating in trade shows;

•

participating and presenting at related conferences;

•

publication in peer reviewed chemistry, science, technology, transportation, stationary, fuel cell, energy, new energy, hydrogen energy, and environment sources in print and new media;

•

disseminating news releases;

•

joining related groups and communities such as Fuel Cell 2000, California Fuel Cell Partnership, California Hydrogen Business Council, US Fuel Cell Council, and the Hydrogen and Fuel Cell Investor;

•

participating in and contributing to community and environmental causes;

•

maintaining a strong government relations strategy to recruit government support and influencing related government regulations in support of PowerNova’s Process;

•

integrating a sophisticated e-Strategy to maximize outreach and efficiency. This will include: web presence with an interactive website registered with all major international search engines; and linking with related websites, news groups, and online information providers in hundreds of various related sources.

c)

Demonstrating the process by operating and testing first at trade shows.

d)

Developing alliances with industry leaders in the oil industry, auto manufacturing, home appliance and power generation manufacturers and fuel cell companies to aggressively market the production process upon completion of development.

e)

Direct recruiting and negotiations with potential customer

f)

Building strong customer relations.

Competition:

Overview

The Company believes that it may have competition from other alternative energy sources, conventional energy sources and other hydrogen production technologies.

There are corporations, national laboratories and universities in North America, Europe and Asia that possess hydrogen production technologies and/or are actively engaged in the development and manufacture of such technologies. Many of these organizations have significant resources, including market power and financial strength that give them considerable competitive advantages.

Competitive Developments

•

Highlights of recent key competitive developments in hydrogen production industry are outlined below:

•

Northwest Polar Systems (NPS) has demonstrated a new fuel processor technology that converts diesel into high-purity hydrogen.

•

Shell hydrogen and dbb fuel cell engines (Xcellsis) have successfully developed and tested a prototype gasoline reformer based on Shell’s catalytic partial oxidation (CPO) to produce hydrogen for fuel cell applications in cars. Because of its high costs, further research will focus on a methanol reformer as its first priority.

•

Epyx Corp. developed and tested a compact, on-board processor that converts gasoline or alternative fuels into hydrogen-rich fuel.

•

Royal Dutch/Shell and United Technologies formed a joint venture to develop, manufacture and sell fuel processors. They are pursuing different aspects of fuel processor development and are targeting applications in road transport, power generation and retail outlets.

•

Ford and Mobil formed a joint venture to develop an on board fuel processor.

Plan of Operations

a)

Research and Development Work

The Company’s goal is to continue its research and development work. This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes. Management believes that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen. The goal of the catalyst is create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved. The inventor of PowerNova’s Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, a Vice President of the Company. The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, PowerNova’s Chief Technology Officer, Vice President of Research and Development, and the inventor of PowerNova’s Process. Dr. Koridze is an expert in the field of organo-metallic chemistry and has published over 150 peer reviewed articles in international chemical journals.

b)

Tests on the Process

After successful completion of the research and development work, our goal would be to complete the tests on the Process in a period of three to six months

c)

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process in a period of four to six months.

d)

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers within three months.

e)

General

Management of PowerNova believes that Dr. Koridze’s expertise, and the expertise of his lab team, may result in a commercial viable technology.

If the research and development is successful, and there is no guarantee that it will be successful, the Company plans to have the results evaluated by an independent source to determine the commercial feasibility of the process. Management has already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described their work to them.  Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the Company’s results.

Stuart Lew, Chief Executive Officer of the Company, did not receive any salary from the Company and agreed to waive payment for Fiscal years 2010, 2009, 2008, 2007 and 2006.  Stuart Lew has also advanced $151,412 in loans to the Company.  These loans are unsecured, non-interest bearing and have no specific terms of repayment.

Bakytzhan Oralbekov, the former President of the Company, did not receive any salary from the Company and agreed to waive payment for Fiscal years 2010, 2009, 2008, 2007 and 2006.

Dr. Avtandil Koridze Director, Chief Technology Officer, VP R&D, has not received any salary from the Company and agreed to waive payment for Fiscal years 2010, 2009, 2008, 2007 and, 2006.

No expenses were incurred for laboratory work in Russia during the fiscal year ended May 31, 2010.

Under U.S. GAAP, the Company would have received a going concern opinion because there is substantial doubt as to the Company’s ability to continue as a going concern. The Company has no revenues. Management plans to finance the future research and development work by way of private placement financings to residents of Canada.

Source of Funds for Fiscal 2010/2011

The Company currently has no current source of revenue from operations. Any additional funding may come from either the issuance of share capital or loans to the Company by management. The Company cannot provide any assurances that it will be successful in raising funds to continue its operations in the future.

The amount of funds we required in fiscal 2010 was $100,000 and we estimate the amount of funds we require in fiscal 2011 to be approximately $100,000.

The Company intends to retain a market maker to make an application with FINRA to list our securities on the OTC:BB  We recently submitted an application for listing and trading of its securities on the Canadian National Stock Exchange (“CNSX”).  On September 15, 2010, we were notified by the CNSX that we were conditionally approved for listing on the CNSX.  Listing is subject to completion of a private placement of securities to raise sufficient funds to meet a minimum working capital requirement of $100,000.  We are proposing to complete a non-brokered private placement on terms to yet be determined.

Anticipated Changes to Facilities/Employees

Management does not anticipate any changes to the current facilities and employees as the Company remains in the research and development stage.  All of the research and development continues to be done at the Russian Academy of Sciences and the State University of Tbilsi.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue in the United States and all of the Company’s assets were located in Canada and Russia.

Seasonality

Seasonality has no impact upon the operations of the Company.

Dependency upon Patents/Licenses/Contracts/Processes

The Company is the owner of a patent for the Process from the United States Patent and Trademark Office as set forth in Item 4.A.2. The Company’s hydrogen production technology is proprietary and its value depends on patent protection. The patent claims a method of using a polynuclear organometallic compound to cyclically store and release hydrogen that is novel and unobvious over the prior art of record. The development of the invention is not yet completed.

Sources/Availability of Raw Materials

The Company’s technology is a chemical catalyst and its raw materials are supplied by Sigma Aldrich and other chemical companies. The chemicals are regularly stocked items, are not difficult to obtain and the chemical prices are not volatile. Sigma Aldrich supplies the Company with chemicals such as chloro di-isopropylphosphine, cyclohexadiene, cyclohexyl chloride, ruthenium chloride hydrate, cyclooctene, di-tert-butylphosphine. The Company has an account with Sigma Aldrich.

Material Effects of Government Regulations

The laws and regulations in Russia and Georgia differ greatly from North America and there is an inherent risk of doing business in Russia and Georgia. Changes in Russian and Georgian laws and regulations and the interpretation of those laws and regulations may adversely affect our research and development program. There is also the risk of the retroactive application of new laws.

C.

Organization Structure

The Company does not have any subsidiaries.

D.

Property, Plant and Equipment

The Company’s administrative and executive offices are located at 207 West Hastings, Suite 1010, Vancouver, B.C. Canada V6B 1H7.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended May 31, 2010, May 31, 2009, and May 31, 2008 should be read in conjunction with the financial statements of the Company and the notes thereto.

Results of Operations

Year Ended May 31, 2010 vs. Year Ended May 31, 2009

PowerNova reported a net loss of $60,689 for the fiscal year ended May 31, 2010 compared to a net loss of $59,365 for the fiscal year ended May 31, 2009.  General and administrative expenses for the fiscal year ended May 31, 2010 were $108,685 compared to $65,453 during the prior fiscal year, representing an increase of $43,232.    The net loss was comprised of management fees of $18,000 (2009: $18,000), legal and accounting fees of $34,556 (2009: $21,320), rent of $6,000 (2009: $6,000), filing and transfer agent fees of $36,787 (2009:  $10,714) and investor relations of $11,371 (2009: $8,181).  The filing and transfer agent fees increased significantly during fiscal 2010 as a result of holding the annual meeting in August 2009 and increased activity with respect to seeking a listing on the CNSX, which also caused an increase in the legal and accounting fees.

During the year ended 31 May 2010, the Company reviewed and evaluated the accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 of the carrying value to a balance of $Nil was necessary to reflect the estimated fair value of this liability.  This write down was recorded as a recovery of expenses and a decrease in accounts payable.

Revenues for the year ended May 31, 2010 were $Nil compared with $Nil for the year ended May 31, 2009. Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

Year Ended May 31, 2009 vs. Year Ended May 31, 2008

PowerNova reported a net loss of $59,365 for the fiscal year ended May 31, 2009 compared to a net loss of $56,066 for the fiscal year ended May 31, 2008.  General and administrative expenses for the fiscal year ended May 31, 2009 were $65,453 compared to $56,066 during the prior fiscal year, representing an increase of $9,387.  The increase was due to higher filing and transfer agent fees, investor relations, which were offset by a decrease in legal and accounting fees.  During fiscal 2008 our efforts were focused on bringing all of our public filings up-to-date in Canada, which resulted in increased filing and transfer agent fees.  The most significant changes occurred in the following expense categories:

a)

filing and transfer agent fees increased by $10,714;

b)

investor relations increased by $8,181; and

c)

legal and accounting fees decreased by $10,064.

During the fiscal year ended May 31, 2009 and the year ended May 31, 2009, the Company had no revenues.

During the year ended May 31, 2009, shareholders and/or officers and directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company as of May 31, 2009 of $23,947.

Year Ended May 31, 2008 vs. Year Ended May 31, 2007

PowerNova reported a net loss of $56,066 for the fiscal year ended May 31, 2008 compared to a net loss of $41,053 for the fiscal year ended May 31, 2007.  General and administrative expenses for the fiscal year ended May 31, 2008 were $56,066 compared to $48,809 during the prior fiscal year, an increase of $7,257.  The increase was due to higher legal and accounting fees. The most significant changes occurred in the following expense categories:

a)

filing and transfer agent fees decreased by $3,229; and

b)

legal and accounting fees increased by $10,959

During the fiscal year ended May 31, 2008 and the year ended May 31, 2007, the Company had no revenues.

During the year ended May 31, 2008, shareholders and/or officers and directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company as of May 31, 2007 of $581,615.

Liquidity and Capital Resources

At May 31, 2010, we had cash of $Nil compared with $91 at May 31, 2009.  As of May 31, 2010, the Company had a working capital deficit of $375,160, compared to a working capital deficit of $408,594 as at May 31, 2009.

The current cash and cash equivalents are not sufficient to meet the Company’s cash requirements for the next twelve months or to continue with research and development of the Process.  The Company will require additional financing to fund the administrative expenses and to carry on with research and development.  The Company has historically satisfied its capital needs primarily by issuing equity securities or by loans from related parties.

The Company has no funding commitments or arrangements for additional financing at this time and there is no assurance that it will be able to obtain any additional financing on terms acceptable to it, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Year Ended May 31, 2010

As at May 31, 2010 the Company had an accumulated deficit of ($6,851,193) and a working capital deficit of ($375,160).

3,788,868 common shares were issued during the fiscal year ended May 31, 2010.

Cash provided by operating activities was ($103), including the net loss for the period of ($60,689). The amounts include contributions to capital by related parties of $181,012 and the related decrease in due to related parties of ($20,480).

Year Ended May 31, 2009

As at May 31, 2009 the Company had an accumulated deficit of ($6,790,504) and a working capital deficit of ($408,594).

No common shares were issued during the fiscal year ended May 31, 2009.

Cash provided by operating activities was $1,123, including the net loss for the period of ($59,365). The amounts include contributions to capital by related parties of $47,947 and the related increase in due to related parties of $12,310.  shareholders and/or officers and directors forgave a balance owed to them by the Company of $23,947.

Year Ended May 31, 2008

As at May 31, 2008 the Company had an accumulated deficit of ($6,731,139) and a working capital deficit of ($396,095).

No common shares were issued during the fiscal year ended May 31, 2008.

Cash provided by operating activities was $210, including the net loss for the period of ($56,066). The amounts include contributions to capital by related parties of $605,615 and the related decrease in due to related parties of ($559,122), as shareholders and/or officers and directors forgave a balance owed to them by the Company of $581,615.

Changes in Accounting Policies

Section 3064 – Goodwill and Intangible Assets

Effective 1 June 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaced Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  On adoption of this new Standard, Emerging Issues Committee (“EIC”) 27,

“Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred.  No material adjustments were required upon adoption of this new Standard.

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applicable for the Company’s interim and annual financial statements for its fiscal year ending 31 May 2010, with retroactive application. The adoption of EIC 173 did not result in a material impact on the Company’s financial statements.

Section 3862 – Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after 30 September 2009. The three levels of fair value hierarchy under Section 3862 are:

o Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly; and

o Level 3 - Inputs for assets or liabilities that are not based on observable market data.

Recent Accounting Pronouncements

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582, “Business Combinations”, Handbook Section 1602, “Non-Controlling Interests”, and Handbook Section 1601, “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items.  The Company has not adopted these new standards but will continue to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments - Recognition and Measurement

On 29 April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after 1 January 2011.  Companies are required to provide IFRS comparative information for the previous fiscal year.  Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS.  The Company is required to apply all of those IFRS standards which are effective for fiscal year ending 31 May 2011 and apply them to its opening 1 June 2010 balance sheet.

IFRS Implementation Plan

The Company has commenced the development of an IFRS implementation plan to prepare for the transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.  While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

•

Property and equipment (measurement and valuation);

•

Stock-based compensation;

•

Accounting for income taxes; and

•

First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including: the implication of changes to accounting policies and processes and financial statement note disclosure.  The table below summarizes the expected timing of activities related to the Company’s transition to IFRS:

Initial analysis of key areas for which changes to accounting policies may be required	Completed
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	Throughout 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives	Throughout 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	By December 31, 2010
Resolution of the accounting policy change implications on the accounting processes	By December 31, 2010
Quantification of the financial statement impact of changes in accounting policies	Throughout 2010

Trend Information

The Company is unaware of any trends which would have a material effect on its operations or financial position.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The Company did not have any contractual obligations as at May 31, 2009.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.

Directors and Senior Management

The following is a list of our directors and senior officers as at November 29, 2010, their municipalities of residence, their current positions with us and their principal occupations during the past five years.

Name and Position	Age	Date of First Election or Appointment
Avtandil Koridze, Director and Vice President	70	February 2001
Stuart C. Lew, CEO/Director/Co-Chairman	51	October 1986
Chris Tay, CFO/Director (1) (2)	46	November 2008
Hans-Christian Behm, Director (1)	69	November 2008
Michael Holloran (1)	63	November 2010

(1)

Member of the audit committee. The Audit Committee is composed of three Directors, one of whom is a non-officer of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

(2)

Not an independent member of the Audit Committee.

Stuart Lew was Chief Operating Officer of Aqua 1 Beverage Company, Inc, from 1986 to 1999 and President of Aqua 1 Beverage Company, Inc. up until September 10, 2003. Aqua 1 Beverage Company, Inc. changed its name to PowerNova Technologies Corporation on September 11, 2003 and from that date forward, Mr. Lew has been Co-Chairman and Chief Executive Officer of PowerNova Technologies Corporation. He graduated with a Bachelors Degree from the University of Western Ontario. He also received a diploma in Financial Management from the British Columbia Institute of Technology.

Avtandil Koridze has been a Vice President and Director of the Company since February 2001. He is a 1962 graduate of the Moscow Institute of Petrochemical and Gas Industry. In 1969 he received a PhD. Degree in organometallic chemistry from the Moscow Institute of Petrochemical and Gas Industry. In 1988 he became a Doctor of Sciences at the A.N. Nesmeyanov Institute of Organo-Element Compounds of the Russian academy of Sciences, Moscow where he is currently Head of the Laboratory of Organometallic Cluster Chemistry.  He is a specialist in organometallic chemistry of transition metals, having approximately 150 publications in chemical journals, including the Russian Chemical Bulletin, the Journal of Chemical Communications, Organometallic, and the Journal of Organometallic Chemistry.  His fields of specialty include transition metal clusters, activation of hydrocarbons by transition metal complexes, and intermolecular rearrangements in organometallic complexes.

Chris Tay was appointed Chief Financial Officer and a Director in November 2008. Mr. Tay is a Certified General Accountant (“CGA”) since 1993. Since 2000, he has been a principal of CMNR Holdings Limited in Vancouver, British Columbia. He also served as CFO of Watersave Logic Corporation, a public company traded on the TSX Venture Exchange, from August 2005 to August 2006. From December 1999 to April 2001, he was associate director and controller of the Legal Services of British Columbia.

Hans Christian Behm has been a director since 2008. He has been President of Gulf Timber Frame Ltd. since 1994; President of Land’s End Holdings Ltd. since 2003; President of Canadian PowerPlus Corporation since 2008; and President of PowerPlus Pilot 1 Inc. since 2009.

Michael Holloran  has been a director since November 24, 2010.  Mr. Holloran is President and Chief Executive Officer of Intelligent Living Corp., an OTC.BB listed company that specializes in designing, supplying, installing, upgrading and serving home automation solutions, energy use monitoring and conservation systems.  Mr. Holloran has senior management experience spanning 36 years, including 22 years with the Beak International Group and long-term involvement spearheading strategic corporate expansion into key international markets, primarily within Southeast Asia. He has served as a technical advisor to the Asian Development Bank, the governments of Indonesia, Malaysia and the Philippines. He has held outside Directorships, Advisory Board and committee memberships at several prominent North American institutions. He has a Masters degree in Chemical and Environmental Engineering from McMaster University, a Bachelor of Science (Honors) degree in Applied Mathematics and Chemistry from the University of Waterloo and a Management Studies diploma from Sheridan College.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

B.

Executive Compensation

The following table details compensation paid/accrued for the years ended May 31, 2010, 2009 and 2008 for the senior management.

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary and fees	Bonus	Other Annual Comp.	Stock Award	Restricted Options/ SARs	LTIP Payouts	All Other Comp.
Stuart C. Lew, Co-Chairman and CEO	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Chris Tay, CFO	2010 2009 2008	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Avtandil Koridze, Director, Chief Technology Officer, VP R&D	2010 2009 2008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options were granted to senior management, directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

No incentive stock options were exercised by the senior management during the most recently completed financial year.  As of the year ended May 31, 2010 there were no stock options held by the senior management.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2010 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Change of Control Remuneration.  There are no agreements in place to compensate any of the Directors or Senior Officers in the case of a change of control of the Company.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Written Management/Consulting Agreements

There are no management or consulting agreements in place.

C.

Board Practices

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee was formed in November of 2002.  The current members of the Audit Committee are: Chris Tay, Hans-Christian Behm and John Patrick Nicol. Chris Tay is Chief Financial Officer of the Company and Hans-Christian Behm and John Patrick Nicol are independent directors.

D.

Employees

As of November 29, 2010, the Company had no employees.

E.

Share Ownership

The following table sets forth, as of November 29, 2010, the directors and executive officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common	Hector Frith	15,839,073	32.78%
Common	Stuart Lew	2,190,974	4.53%
Common	Chris Tay	155,000	<1.0%
Common	Avtandil Koridze	10,000,000	20.70%
Common	Hans-Christian Behm	1,110,000	2.30%
Common	Michael Holloran	Nil	N/A

Common	Total Directors/Officers 5% Shareholders	29,295,047	60.63%

(1)

Based on diluted issued and outstanding share capital of 48,314,780 shares as of November 29, 2010.

Stock Options

The Company currently has no stock option plan; however, a new stock option plan may be presented to shareholders at the next annual general meeting.

There are no stock options outstanding as November 29, 2010.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

The following table sets forth the shareholdings of those persons who own of record or are known to the Company to own beneficially, directly or indirectly, or exercise control or direction over, more than 5% of our issued and outstanding common shares as at the date of this annual report:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)

Common	Hector Frith(1)	15,839,073	32.78%
Common	Avtandil Koridze (1)	10,000,000	20.70%

(1)

Based on diluted issued and outstanding share capital of 48,314,780 shares as of November 29, 2010.

Canadian Share Ownership.   On May 31, 2010, the shareholders' list for the Company's common shares showed 471 registered shareholders and 44,753,613 shares issued and outstanding. Of these shareholders, 111 were resident in Canada holding 39,822,149 shares; 354 were resident in the United States holding 4,622,714 shares;  4 were resident in Europe, Russia and Asia holding 308,750 shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 500 beneficial owners of its common shares.

Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents; Canadian residents; residents of Russia; and, other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in Item 4.A., “History and Development of the Company”, and Item 6.E., “Share Ownership”.

Change of Control of Company Arrangements.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

During the year ended May 31, 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (2009 - $18,000; 2008 - $18,000) and rent in the amount of $6,000 (2009 - $6,000; 2008 - $6,000).  Shareholders and/or officers and directors also agreed to forgive balances owed to them by the Company in the amount of $Nil (2008 - $23,947; 2008 - $581,615) relating to unpaid loans and/or management fees.

In June 2009, a total of 2,500,000 common shares were issued at a price of $0.02 per share to settle a debt in the amount of $50,000 owed to Hector Frith, a significant shareholder.

In June 2009, a total of 258,868 common shares were issued at a price of $0.18 per share to Hector Frith, a significant shareholder, pursuant to share subscriptions received totalling $46,596.

In December 2009, a total of 1,000,000 common shares were issued at a price of $0.02 per share to settle a debt in the amount of $20,000 owing to Hans Behm.  Both Mr. Frith and Mr. Behm have been funding the Company’s expenses from their personal funds in order to allow assist management in bringing the Company back in good standing and attain trading status.

As at May 31, 2010, the amounts due to related parties include $181,012 (2009 - $201,492; 2008 - $189,182) due to shareholders and/or officers-directors.  Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of James Stafford, Chartered Accountants are included herein.

Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

B.

Significant Changes

There have been no significant changes since the fiscal year ended May 31, 2010.

ITEM 9.

THE OFFER AND LISTING

A.

Common Share Trading Information

As of May 31, 2010, the authorized capital of the Company was 50,000,000 common shares without par value, and there were 44,754,043common shares issued and outstanding.  Effective November 26, 2010, the authorized share capital of the Company was increased to an unlimited number of common shares.  As of December 1, 2010, there were 48,314,780 common shares issued and outstanding.

The Company's common shares previously traded TSX Venture Exchange until its shares were delisted on June 20, 2003.  As of December 1, 2010, the Company’s shares do not trade on any stock exchange.

Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of the Company’s transfer agent, Equity Financial Trust Company, located in Vancouver, B.C. Canada. (1620-1185 West Georgia  Street, Vancouver, British Columbia V6E 4E6).

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act. Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the B.C. Securities Commission’s Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a)

Changing the Company name;

b)

Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c)

Changing the maximum number of shares that the Company is authorized to issue;

d)

Creating a new class of shares;

e)

Changing the designation of all or any of its shares, and adding/changing/removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued/unissued;

f)

Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g)

Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

h)

Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i)

Authorizing the Directors to change the rights/privileges/restrictions/conditions attached to unissued shares of any series;

j)

Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k)

Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l)

Subject to section 45(8), adding/changing/removing any other provision that is permitted by the Alberta Business Corporations Act to be set out in the Articles;

m)

Amending the Articles of Incorporation;

n)

Shareholder approval of an amalgamation agreement;

o)

Continuance of the Company into another jurisdiction;

p)

Disposing of all or substantially all of the Company's assets and liabilities; and

q)

Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants

As of May 31, 2010, there were a total of 4,083,832 share purchase warrants outstanding, with exercise prices ranging between $0.18 per share and $1.00 per share.  As of November 29, 2010 all of the outstanding share purchase warrants have now expired.

B.

Plan of Distribution

Not applicable.

C.

Markets

The Company’s shares do not currently trade on any exchange.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

According to the Company’s Articles of Continuance (Section), “There are no restrictions on the business of the Company.”

According to Part 15 – DISCLOSURE OF INTEREST OF DIRECTORS – of the Articles of the Company, Sections 15.1 and 15.2:

a)

A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property, directly or indirectly, where a duty or interest might be created to conflict with his duty or interest as a Director, shall declare the nature and extent of his interest in the contract or transaction or of the conflict or potential conflict with his duty and interest as a Director in accordance with the provisions of The Act.

b)

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.  This Article and Article 15.1 shall not apply in circumstances where a Director is, under the provisions of The Act, deemed not to be interested in a proposed contract or transaction.

The common Shares of the Company carry and are subject to the following rights, privileges, restrictions and conditions:

a)

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b)

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c)

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company after payment of all of the Company’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.1 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission by any shareholder who owns more than 10% of the Company’s common stock.

C.

Material Contracts

There are no material contracts other than those entered into through the normal course of business.

D.

Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1)

If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is review-able .  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2)

If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable .

3)

If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is review-able if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a re-butt-able presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.

An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is review-able under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

E.

Taxation

Canadian Federal Income Tax Considerations

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on 12/31/1999.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.  Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.

The Company is not listed on a prescribed stock exchange under the Tax Act, and will not be on a prescribed stock exchange if the Company obtains a listing on the Pink Sheets in the United States.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

The Company’s auditors for its financial statements for the preceding year was James Stafford, Chartered Accountants, located at Suite 350 – 1111 Melville Street, Vancouver, British Columbia, Canada V6E 3V6. The audit reports for the related years are included with the related financial statements in this Annual Report.

H.

Document on Display

We have filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act with respect to our common shares.

Our registration statement may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549, at prescribed rates.  Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As at the end of the period covered by this Form 20-F, our management, with the participation of our Chief Executive officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed by Rules 13a-15 and 15d-15 of the Exchange Act and filed with the Securities and Exchange Commission is recorded, processed, summarized and timely reported.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, directly supervises the preparation of all of the financial reports prepared by us and is directly involved in our financial record keeping and reporting.  All accounting records and financial reports prepared by us are reviewed for accuracy by the CEO and CFO.

After evaluation of our disclosure controls and procedures as of the year end covered by this report, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as a result of a weakness in the design of internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over the financial reporting of our company.  Internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and affected by our Board, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;  (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of management and our Board of Directors; and  (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has concluded, based on their evaluation, that as of May 31, 2010, a weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in many cases.  This weakness has the potential to result in material misstatements in our financial statements, and should also be considered a weakness in our disclosure controls and procedures.  As a result of limited staffing due to the size of our business certain staff members carry out multiple responsibilities independently.  This weakness is due to our lack of working capital to hire additional staff during the period covered by this report.

Because of the material weakness described, management believes that, as of May 31, 2010, our company’s internal control over financial report was not effective as of the date of evaluation.

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this Form 20-F Annual Report.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Chris Tay serves as the Company’s Audit Committee Financial Expert. Mr. Tay is a Certified General Accountant with financial management experience with both public and private companies.  He is not considered to be “independent” from management as he currently serves as Chief Financial Officer of the Company.

ITEM 16B.

CODE OF ETHICS

The Company does not currently have a code of ethics. However, management is studying the adaptation of such a code in the future.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the fees billed to the Company by its independent auditors, James Stafford, Chartered Accountants, for the years ended May 31, 2010, 2009 and 2008.

	Fiscal Year Ended May 31, 2010	Fiscal Year Ended May 31, 2009	Fiscal Year Ended May 31, 2008

Audit Fees	$12,882	12,882	$11,562
Audit Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	-	$ 726	$ 4,564
TOTAL	$12,882	$13,608	$ 16,126

Item 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with generally accepted auditing standards in Canada and the United States.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of James Stafford, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

Auditor’s Report dated September 17, 2010

Balance Sheets as at May 31, 2010 and 2009

Statements of Operations and Deficit for the Years Ended May 31, 2010, 2009 and 2008

Statements of Cash Flows for the Years Ended May 31, 2010, 2009 and 2008

Statements of Changes in Shareholders’ Deficiency

Notes to the Financial Statements

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

1.1

Certificate of Incorporation dated 10/06/86 (1)

1.2

Memorandum dated 9/29/86 (1)

1.3

Special Resolution dated 7/22/87 (1)

1.4

Articles of The Company (1)

1.5

Special Resolution dated 10/23/02 (1)

1.6

Schedule “A” to Special Resolution (1)

1.7

Certificate of Change of Name dated 9/11/03 (1)

4.1

Copy of Tblisi Agreement dated April 21, 2000 (2)

4.2

Copy of Share Transfer Agreement dated June 21, 2001 (previously filed) (2)

12.1

Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act Of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference from our Registration Statement on Form 20-F filed on March 8, 2004 with the Securities and Exchange Commission.

(2)

Incorporated by reference from our Registration Statement on Form 20-F, Amendment No. 2, filed on August 8, 2005 with the Securities and Exchange Commission.

1

PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

31 May 2010

JAMES STAFFORD

Independent Auditors’ Report

To the Shareholders of

PowerNova Technologies Corporation

(A Development Stage Company)

We have audited the balance sheets of PowerNova Technologies Corporation (the “Company”) as at 31 May 2010 and 2009, and the related statements of operations and deficit, cash flows and changes in shareholders’ deficiency for each of the years in the three-year period ended 31 May 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2010 and 2009, and the results of its operations, cash flows and changes in shareholders’ deficiency for each of the years in the three-year period ended 31 May 2010 in accordance with Canadian generally accepted accounting principles.

         /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

17 September 2010, except for Note 15, as to which the date is 1 October 2010

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the shareholders dated 17 September 2010, except for Note 15, as to which the date is 1 October 2010, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

          /s/ James Stafford

Vancouver, British Columbia, Canada

Chartered Accountants

17 September 2010, except for Note 15, as to which the date is 1 October 2010

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

As at 31 May

	2010	2009
	$	$
Assets

Current
Cash and cash equivalents	-	91
Goods and Services Tax receivable	3,419	784
Prepaid expenses	78	-

	3,497	875

Equipment (Note 5)	448	571

	3,945	1,446

Liabilities

Current
Bank indebtedness	12	-
Accounts payable and accrued liabilities (Note 6)	197,633	207,977
Due to related parties (Note 7)	181,012	201,492

	378,657	409,469
Shareholders’ deficiency
Share capital (Note 9)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
31 May 2010 – 44,754,043 common shares
31 May 2009 – 40,965,175 common shares	5,719,090	5,591,315
Contributed surplus (Note 9)	701,562	677,562
Warrants (Note 9)	55,755	66,934
Share subscriptions received in advance (Note 9)	74	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,405,013)	(2,344,324)

	(374,712)	(408,023)

	3,945	1,446

Nature and Continuance of Operations (Note 1), Commitments (Note 12) and Subsequent Events (Note 15)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 14)

On behalf of the Board:

/s/ Stuart Lew

/s/ Chris Tay

Stuart Lew, Director

Chris Tay, Director

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,468,069	108,685	65,453	56,066

Net loss before other items	(2,468,069)	(108,685)	(65,453)	(56,066)

Other items
Foreign exchange loss	(536)	-	(47)	-
Write-off of accounts payable (Notes 6 and 11)	213,216	47,996	6,135	-
Write-off of accounts receivable	(149,624)	-	-	-

Net loss for the period	(2,405,013)	(60,689)	(59,365)	(56,066)

Deficit, accumulated during the development stage, beginning of period	-	(2,344,324)	(2,284,959)	(2,228,893)

Deficit, accumulated during the development stage, end of period	(2,405,013)	(2,405,013)	(2,344,324)	(2,284,959)

Basic and diluted loss per share		(0.001)	(0.001)	(0.001)

Weighted average number of common shares outstanding		44,031,375	40,965,175	40,965,175

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)		For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$
Cash flows from (used in) operating activities
Net loss for the period	(6,841,104)	(60,689)	(59,365)	(56,066)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,789	123	160	235
Contributions to capital by related parties (Notes 8 and 9)	701,562	24,000	47,947	605,615
Research and development	216,230	-	-	-
Write-off of accounts receivable	149,624	-	-	-
Write-off of accounts payable (Note 6)	(213,216)	(47,996)	(6,135)	-
Changes in operating assets and liabilities
Increase in prepaid expense	(78)	(78)	-	-
(Increase) decrease in amounts receivable	(153,043)	(2,635)	848	(1,063)
Increase in accounts payable	400,760	37,652	5,358	10,611
Increase (decrease) in due to related parties (Note 7)	251,012	49,520	12,310	(559,122)

	(5,449,464)	(103)	1,123	210

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-

	(255,467)	-	-	-

Cash flows from (used in) financing activities
Share subscriptions received in advance (Note 9)	74	-	-	-
Issuance of common shares (Note 9)	5,637,911	-	-	-
Share purchase warrants granted (refunded) (Note 9)	66,934	-	(1,241)	-

	5,704,919	-	(1,241)	-

Increase (decrease) in cash and cash equivalents	(12)	(103)	(118)	210

Cash and cash equivalents, beginning of period	-	91	209	(1)

Cash and cash equivalents, end of period	(12)	(12)	91	209

Supplemental Disclosures with Respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

Number of shares issued		Share capital	Contributed surplus and share subscriptions received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2001 (Unaudited)	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002 (Unaudited)	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003 (Unaudited)	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance (Note 9)	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 12)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004 (Unaudited)	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 9)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005 (Unaudited)	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 9)	-	-	-	1,241	-	-	1,241
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006 (Unaudited)	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007 (Unaudited)	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 11)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Share purchase warrants refunded (Note 9)	-	-	-	(1,241)	-	-	(1,241)
Contributed services by related party (Notes 8, 9 and 11)	-	-	47,947	-	-	-	47,947
Net loss for the year	-	-	-	-	-	(59,365)	(59,365)

Balance at 31 May 2009	40,965,175	5,591,315	724,232	66,934	(4,446,180)	(2,344,324)	(408,023)
Shares issued for repayment of debt (Notes 8, 9 and 11)	3,500,000	70,000	-	-	-	-	70,000
Share subscription issued (Notes 8, 9 and 11)	258,868	46,596	(46,596)	-	-	-	-
Share purchase warrants exercised (Note 9)	30,000	11,179	-	(11,179)	-	-	-
Contributed services by related party (Notes 8, 9 and 11)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(60,689)	(60,689)

Balance at 31 May 2010	44,754,043	5,719,090	701,636	55,755	(4,446,180)	(2,405,013)	(374,712)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Advertising and promotion	10,766	-	-	-
Amortization	38,789	123	160	235
Bank charges and interest	5,003	411	205	133
Consulting fees (Note 8)	1,233,724	-	-	-
Filing and transfer agent fees	115,185	36,787	10,714	-
Investor relations	19,552	11,371	8,181	-
Legal and accounting fees	361,773	34,556	21,320	31,384
Management fees (Notes 8, 9 and 11)	72,000	18,000	18,000	18,000
Office and administration	40,086	982	369	-
Rent (Notes 8, 9 and 11)	118,087	6,000	6,000	6,000
Research and development	216,230	-	-	-
Salaries and benefits	195,747	-	-	-
Telephone	30,288	455	504	314
Travel and automobile	10,839	-	-	-

	2,468,069	108,685	65,453	56,066

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.  In May 2009, the cease trade order on the Company’s shares was lifted.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 May 2010 and for the year then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $60,689 for the year ended 31 May 2010 (31 May 2009 – $59,365, 31 May 2008 – $56,066) and has working capital deficiency of $375,160 at 31 May 2010 (31 May 2009 – $408,594).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2011.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Changes in Accounting Policies

Section 3064 – Goodwill and Intangible Assets

Effective 1 June 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3064, “Goodwill and Intangible Assets”.  This Section replaced Section 3062, “Goodwill and Intangible Assets” and Section 3450, “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  On adoption of this new Standard, Emerging Issues Committee (“EIC”) 27, “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred.  No material adjustments were required upon the adoption of this new Standard.

EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is applicable for the Company’s interim and annual financial statements for its fiscal year ending 31 May 2010, with retroactive application. The adoption of EIC 173 did not result in a material impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Section 3862 – Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after 30 September 2009. The three levels of fair value hierarchy under Section 3862 are:

o Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o Level 2 - Inputs other than quoted prices that are observable, either directly or indirectly; and

o Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The disclosures required as a result of adopting the new section are presented in Note 4.

Recent Accounting Pronouncements

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582, “Business Combinations”, Handbook Section 1602, “Non-Controlling Interests”, and Handbook Section 1601, “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. The new standards replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items. The Company has not adopted these new standards but continues to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

Section 3855 – Financial Instruments - Recognition and Measurement

On 29 April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”) Convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after 1 January 2011.  Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending 31 May 2011 and apply them to its opening 1 June 2010 balance sheet.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

3.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 14.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian GAAP applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Equipment

Equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 May 2010, the Company’s net future income tax assets are fully offset by a valuation allowance.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Financial assets and financial liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-maturity and loans and receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale securities

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Comparative figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

4.

Financial Instruments

Fair Values

As at 31 May 2010, the Company’s carrying values of Goods and Services Tax receivable, bank indebtedness, accounts payable and due to related parties approximate their fair values due to their short term maturity.

The following is a summary of the accounting model the Company elected to apply to each of its significant categories of financial instruments:

Bank indebtedness

Held-for-trading

Accounts payable

Other liabilities

Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are netted against the fair value of the financial instrument on initial recognition, with the exception of transaction costs related to financial instruments that are classified as held-for-trading.  Transaction costs related to held-for-trading financial instruments are expensed as incurred.

The CICA Handbook Section 3862, “Financial Instruments – Disclosures” requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instruments carried on the balance sheet at fair value.  The three levels are defined as follows:

Level 1:

inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:

inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Bank indebtedness would be Level 1 fair value.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

5.

Equipment

	Cost	Accumulated amortization	31 May 2010 Net book value
	$	$	$

Computer equipment	5,366	(5,208)	158
Equipment	2,548	(2,258)	290

	7,914	(7,466)	448

	Cost	Accumulated amortization	31 May 2009 Net book value
	$	$	$

Computer equipment	5,366	(5,151)	215
Equipment	2,548	(2,192)	356

	7,914	(7,343)	571

6.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the year ended 31 May 2010, the Company reviewed and evaluated its accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 (31 May 2009 – $6,135, 31 May 2008 - $Nil) of the carrying value was necessary to reflect the estimated fair value of this liability of the Company.  This write down has been recorded as a recovery of expenses and a decrease in accounts payable.

The Company is continuing to review and evaluate its accounts payable balances related to this vendor for events and circumstances which indicate that the carrying amount may not represent the fair value of the liability.  While the Company’s management considers the carrying value of the accounts payable to reflect the fair value of the amount payable, there is no assurance that the related vendors may not make a formal claim against the Company for a portion or all of the amount in the future (Note 11).

7.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 May 2010, the amounts due to related parties include $181,012 (31 May 2009 – $201,492) due to shareholders, officers and/or directors of the Company.

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 8, 9 and 11).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 8, 9 and 11).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance (Notes 8 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 8, 9, 11 and 15).

8.

Related Parties Transactions

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 9 and 11).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 9 and 11).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000.  These common shares were issued to an existing shareholder of the Company (Notes 7, 9 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance.  These common shares were issued to an existing shareholder of the Company (Notes 7 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000. These common shares were issued to a director of the Company (Notes 7, 9, 11 and 15).

9.

Capital Stock

Authorized

The total authorized capital is 50,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 44,754,043 common shares without par value.

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 7, 8 and 11).

On 23 June 2009, the Company issued 258,868 common shares of the Company valued at $0.18 per share to related to $46,596 share subscriptions received in advance (Notes 7 and 8).

On 25 June 2009, the Company, the Company issued 30,000 common shares valued at $11,179 related to the exercise of 30,000 special warrants granted during the year ended 31 May 2005.

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 7, 8, 11 and 15).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Share subscriptions received in advance

As at 31 May 2010, the Company had received $74 (31 May 2009 - $46,670) related to the exercise of 408 (31 May 2009 – 259,276) share purchase warrants for which the Company had not issued the corresponding 408 (31 May 2009 – 259,276) common shares at 31 May 2010 (Note 12).

Stock options

There are no stock options issued and outstanding as at 31 May 2010 (31 May 2009 – Nil).

Share purchase warrants

The following share purchase warrants were outstanding at 31 May 2010.  Certain of these share purchase warrants expired subsequent to the year ended 31 May 2010 (Note 15).

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	167,335	15 August 2010
Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010

		4,083,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006.

The 167,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007 (Note 15).

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 May 2010 exclude the share purchase warrants which were exercised prior to 31 May 2010, but the corresponding common shares were not issued by the Company at 31 May 2010.  The Company received $46,670 upon the exercise of 259,276 share purchase warrants during prior years.  During the year ended 2010, the Company issued 258,868 corresponding common shares valued at $0.18 per share for $46,596 related to these exercised share purchase warrants.  The remaining $74 received related to the remaining 408 share purchased warrants have been recorded as share subscription received in advance as at 31 May 2010.

A summary of warrant activities during the years ended 31 May 2009 and 2010 is as follows:

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

	Number of share purchase warrants	Weighted average exercise price
		$

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	(3,000)	(1.00)
Expired	-	-

Outstanding and exercisable at 31 May 2009	4,083,832	0.56

Granted	-	-
Exercised	-	-
Cancelled	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2010	4,083,832	0.56

During the year ended 31 May 2009, the Company cancelled a total of 3,000 share purchase warrants with an exercise price of $1.00 and returned cash proceeds of $1,241 related to the share purchase warrants issued during the year ended 31 May 2006.

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 8 and 11).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 8 and 11).

10.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 28.50% (31 May 2009 – 30.58%, 31 May 2008 – 31.50%).

	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$

Net loss before income taxes	(60,689)	(49,276)	(56,066)

Income tax recovery at statutory rates	17,296	15,069	17,661
Adjustments to benefits resulting from:
Amortization	(35)	(49)	(74)
Contributed services by related parties	(6,840)	(7,339)	(190,768)
Unrecognized benefits of non-capital losses	10,421	7,681	173,181

Future income tax recovery	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$

Future tax assets:
Non-capital loss carryforwards	183,170	342,970	345,376
Equipment	931	1,128	760

	184,101	344,098	346,136

Less: valuation allowance	(184,101)	(344,098)	(346,136)

Actual income taxes	-	-	-

As at 31 May 2010, the Company had available for deduction against future taxable income, non-capital losses of approximately $749,468.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2014	249,879
2015	220,954
2026	212,540
2027	18,271
2028	-
2029	11,258
2030	36,566

11.

Supplemental Disclosures with Respect to Cash Flows

	From the date of inception on 6 October 1986 to 31 May 2010 (Unaudited)	For the year ended 31 May 2010	For the year ended 31 May 2009	For the year ended 31 May 2008
	$	$	$	$

Cash paid during the year for interest	-	-	-	-
Cash paid during the year for income taxes	-	-	-	-

During the year ended 31 May 2010, the Company reviewed and evaluated its accounts payable balances for the purposes of determining the fair value of such financial liabilities.  The Company determined that a write down of $47,996 (31 May 2009 – $6,135, 31 May 2008 - $Nil) of the carrying value to a balance of $Nil was necessary to reflect the estimated fair value of this liability of the Company.  This write down has been recorded as a recovery of expenses and a decrease in accounts payable.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

The Company is continuing to review and evaluate its accounts payable balances related to this vendor for events and circumstances which indicate that the carrying amount may not represent the fair value of the liability.  While the Company’s management considers the carrying value of the accounts payable to reflect the fair value of the amount payable, there is no assurance that the related vendors may not make a formal claim against the Company for a portion or all of the amount in the future (Note 6).

During the year ended 31 May 2010, officers and directors of the Company made contributions to capital for management fees in the amount of $18,000 (31 May 2009 – $18,000, 31 May 2008 – $18,000) and rent in the amount of $6,000 (31 May 2009 – $6,000, 31 May 2008 – $6,000) (Notes 8 and 9).

During the year ended 31 May 2010, shareholders, officers and/or directors of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2010 of $Nil (31 May 2009 – $23,947, 31 May 2008 – $581,615) (Notes 7, 8 and 9).

On 23 June 2009, the Company issued 2,500,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $50,000 (Notes 7, 8 and 9).

On 17 December 2009, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to settle a debt of the Company in the amount of $20,000 (Notes 7, 8, 9 and 12).

12.

Commitments

Pursuant to an agreement effective June 2003 and the amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration, the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 408 common shares of the Company related to share subscriptions received in advance of $74 (Note 9).

13.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

14.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

i.

Comprehensive income

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

ASC 220, “Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  ASC 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the years ended 31 May 2010, 2009 and 2008.

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted ASC 360-10-35-15, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of ASC 360-10-35-15 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would not have a material effect on these financial statements.

iv.

Changes in Accounting Policies

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principle – a replacement of FASB Statement No. 162”.  The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector setter into a single source of authoritative accounting principles arranged by topic.  The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly-traded companies) is considered non-authoritative.  The Codification was effective on a prospective basis for interim and annual reporting periods ending after 15 September 2009.  The adoption of the Codification changed the Company’s references to GAAP accounting standards but did not impact the Company’s results of operations, financial position or liquidity.

In May 2009, the FASB issued new guidance for accounting for subsequent events.  The new guidance, which is now part of ASC 855, “Subsequent Events” is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  The new guidance was effective on a prospective basis for interim or annual reporting periods ending after 15 June 2009.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible asset.  The new guidance is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

In March 2008, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities.  The new guidance, which is now part of ASC 815, “Derivatives and Hedging Activities”, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of, and gains and losses on, derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  The new guidance was effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The adoption of this guidance did not have a significant impact on the Company’s financial statements.

In April 2008, the FASB issued new guidance for determining the useful life of an intangible asset, the new guidance, which is now part of ASC 350, “Intangibles – Goodwill and Other”.  In determining the useful life of intangible assets, ASC 350 removes the requirement to consider whether an intangible asset can be renewed without substantial cost of material modifications to the existing terms and conditions and, instead, requires an entity to consider its own historical experience in renewing similar arrangements.  ASC 350 also requires expanded disclosure related to the determination of intangible asset useful lives.  The new guidance was effective for financial statements issued for fiscal years beginning after 15 December 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued revised guidance for accounting for business combinations.  The revised guidance, which is now part of ASC 805, “Business Combination”, requires the fair value measurement of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, at the acquisition date with limited exceptions.  Previously, a cost allocation approach was used to allocate the cost of the acquisition based on the estimated fair value of the individual assets acquired and liabilities assumed.  The cost allocation approach treated acquisition-related costs and restructuring costs that the acquirer expected to incur as a liability on the acquisition date, as part of the cost of the acquisition.  Under the revised guidance, those costs are recognized in the statement of income separately from the business combination.  The revised guidance applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 15 December 2008.    The adoption of this guidance did not have a material impact on the Company’s financial statements.

v.

Recent pronouncements

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after 15 December 2009, except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after 15 December 2010. As ASU 2010-06 only requires enhanced disclosures, the Company does not expect that the adoption of this update will have a material effect on its financial statements.

In February 2010, the FASB issued ASC 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for SEC filers to disclose the date through which an entity has evaluated subsequent events.  ASC 2010-09 is effective for its fiscal quarter beginning after 15 December 2010.  The adoption of ASC 2010-06 is not expected to have a material impact on the Company’s financial statements

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

31 May 2010

In February 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”.  ASU 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after 5 March 2010. The adoption of ASC 2010-11 is not expected to have a material impact on the Company’s financial statements.

International Financial Reporting Standards

In November 2008, the Securities and Exchange Commission (“SEC”) issued for comment a proposed roadmap regarding potential use of financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.  Under the proposed roadmap, the Company would be required to prepare financial statements in accordance with IFRS in fiscal year 2014, including comparative information also prepared under IFRS for fiscal 2013.  The Company is currently assessing the potential impact of IFRS on its financial statements and will continue to follow the proposed roadmap for future developments.

15.

Subsequent Events

The following subsequent events occurred from the date of the year ended 31 May 2010 to the date the annual financial statements were available to be issued on 1 October 2010:

1.

On 8 June 2010, the Company issued 3,560,737 common shares of the Company valued at $0.01 per share to settle a debt of the Company in the amount of $35,607.

2.

On 8 June 2010, the Company issued 1,000,000 common shares of the Company valued at $0.02 per share to be exchanged for and to replace 1,000,000 common shares of the Company, which were issued on 17 December 2009 to settle a debt of the Company in the amount of $20,000 (the “December Shares”).  The December Shares are still outstanding and the Company is in the process of recalling and canceling these shares (Notes 8 and 9).

3.

On 15 August 2010, 167,335 share purchase warrants with an exercise price of $1.00 expired (Note 9).

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWERNOVA TECHNOLOGIES CORPORATION

By:  /s/  Stuart Lew

Stuart Lew

CEO and Director

DATED:

November 29, 2010